UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2014

COMMISSION FILE NO. 000-29338

CARDIOME PHARMA CORP.

(formerly NORTRAN PHARMACEUTICALS INC.)

____________________________________________

(Translation of Registrant’s name into English)

Suite 405, 6190 Agronomy Rd

Vancouver, British Columbia, V6T 1Z3, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F *	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes *	No ☒

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-137935), Form F-3 (File No. 333-131912), Form S-8 (333-136696) and Form S-8 (333-125860).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.

Date: August 12, 2014	/s/ JENNIFER ARCHIBALD
Jennifer Archibald
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Consolidated Financial Statements
99.3	Material Change Report dated August 12
99.4	Certificate of Filing - CEO
99.5	Certificate of Filing - CFO